Exhibit 99.2

Fresenius Medical Care AG & Co. KGaA

COMPLETE OVERVIEW OF THE FOURTH QUARTER AND FULL YEAR 2022

February 21, 2023

Investor Relations

phone: +49 6172 609 2525

email: ir@fmc-ag.com

Content:

Statement of earnings	page 2
Segment information	page 3
Balance sheet	page 4
Cash flow	page 5
Revenue development	page 6
Key metrics	page 7
Reconciliation results excl. special items	page 8
Outlook 2023	page 9

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward -looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Copyright by Fresenius Medical Care AG & Co. KGaA

Statement of earnings

	Three months ended December 31,				Twelve months ended December 31,
in € million, except share data	2022	2021	Change	Change at cc	2022	2021	Change	Change at cc
Health Care Services	3,947	3,621	9.0%	2.5%	15,418	13,876	11.1%	2.1%
Health Care Products	1,050	1,026	2.3%	0.2%	3,980	3,743	6.3%	2.2%
Total revenue	4,997	4,647	7.5%	2.0%	19,398	17,619	10.1%	2.1%

Costs of revenue	3,649	3,328	9.7%	4.0%	14,088	12,542	12.3%	4.0%
Gross profit	1,348	1,319	2.1%	-3.2%	5,310	5,077	4.6%	-2.8%
Selling, general and administrative	955	823	15.9%	11.3%	3,784	3,096	22.2%	14.1%
Research and development	62	68	-8.4%	-12.7%	229	221	3.6%	-1.5%
Income from equity method investees	(19)	(21)	-8.1%	-8.5%	(67)	(92)	-27.8%	-28.0%
Remeasurement Gain from InterWell Health	(2)	—			(148)	—
Operating income	352	449	-21.6%	-28.2%	1,512	1,852	-18.4%	-25.3%
Operating income excl. special items [1]	495	492	0.7%	-7.7%	1,817	1,915	-5.1%	-12.6%
Interest income	(25)	(28)	-12.7%	-9.2%	(68)	(73)	-7.5%	-7.1%
Interest expense	100	95	5.3%	-1.8%	360	353	1.8%	-5.7%
Interest expense, net	75	67	12.9%	1.4%	292	280	4.3%	-5.3%
Income before taxes	277	382	-27.7%	-33.4%	1,220	1,572	-22.4%	-28.9%
Income tax expense	83	79	5.5%	6.6%	325	353	-7.9%	-13.2%
Net income	194	303	-36.3%	-43.7%	895	1,219	-26.6%	-33.5%
Net income attributable to noncontrolling interests	55	74	-27.0%	-34.6%	222	250	-11.5%	-21.1%
Net income attributable to shareholders of FMC	139	229	-39.3%	-46.7%	673	969	-30.5%	-36.6%
AG & Co. KGaA
Net income attributable to shareholders of FMC AG &	253	263	-3.9%	-14.0%	913	1,018	-10.4%	-17.3%
Co. KGaA excl. special items [1]

Operating income	352	449	-21.6%	-28.2%	1,512	1,852	-18.4%	-25.3%
Depreciation, amortization and impairment loss	495	437	13.2%	4.8%	1,838	1,624	13.2%	4.1%
EBITDA	847	886	-4.5%	-12.0%	3,350	3,476	-3.6%	-11.6%

Weighted average number of shares	293,413,449	292,999,055			293,246,430	292,944,732

Basic earnings per share	€0.47	€0.78	-39.4%	-46.8%	€2.30	€3.31	-30.6%	-36.7%
Basic earnings per ADS	€0.24	€0.39	-39.4%	-46.8%	€1.15	€1.65	-30.6%	-36.7%

In percent of revenue
Operating income margin	7.0%	9.7%			7.8%	10.5%
Operating income margin excl. special items [1]	9.9%	10.6%			9.4%	10.9%
EBITDA margin	16.9%	19.1%			17.3%	19.7%

1 For a reconciliation of special items, please refer to the table on page 8.

Statement of earnings	page 2 of 9	February 22, 2023

Segment information

	Three months ended December 31,				Twelve months ended December 31,
	2022	2021	Change	Change at cc	2022	2021	Change	Change at cc
Total
Revenue in € million	4,997	4,647	7.5%	2.0%	19,398	17,619	10.1%	2.1%
Operating income in € million	352	449	-21.6%	-28.2%	1,512	1,852	-18.4%	-25.3%
Operating income margin	7.0%	9.7%			7.8%	10.5%
Days sales outstanding (DSO)					68	62
Employees (headcount)					128,044	130,251

North America
Revenue in € million	3,529	3,156	11.8%	-0.1%	13,550	12,088	12.1%	-0.2%
Operating income in € million	363	402	-9.8%	-18.7%	1,476	1,644	-10.2%	-19.5%
Operating income margin	10.3%	12.7%			10.9%	13.6%
Days sales outstanding (DSO)					56	44

EMEA
Revenue in € million	730	732	-0.2%	2.4%	2,851	2,765	3.1%	4.9%
Operating income in € million	87	77	13.2%	14.5%	256	309	-17.2%	-16.0%
Operating income margin	12.0%	10.6%			9.0%	11.2%
Days sales outstanding (DSO)					86	88

Asia-Pacific
Revenue in € million	563	552	2.1%	3.0%	2,152	2,010	7.1%	4.0%
Operating income in € million	85	94	-9.9%	-8.6%	340	350	-2.8%	-3.2%
Operating income margin	15.0%	17.0%			15.8%	17.4%
Days sales outstanding (DSO)					102	103

Latin America
Revenue in € million	163	195	-16.3%	33.0%	797	703	13.4%	25.9%
Operating income in € million	8	(2)	n.a.	n.a.	24	12	98.6%	51.3%
Operating income margin	4.8%	-0.8%			3.0%	1.7%
Days sales outstanding (DSO)					109	130

Corporate
Revenue in € million	12	12	-14.9%	-19.6%	48	53	-9.4%	-15.0%
Operating income in € million	(191)	(122)	55.9%	50.4%	(584)	(463)	26.1%	20.3%

cc = constant currency. Changes in revenue, operating income and net income attributable to shareholders of FMC AG & Co. KGaA include the impact of changes in foreign currency exchange rates. We calculate and present these financial measures using both IFRS and at constant exchange rates to show changes in these metrics and other items without giving effect to period-to -period currency fluctuations. Under IFRS, amounts received in local (non -euro) currency are translated into euro at the average exchange rate for the period presented. Once we translate the local currency for the constant currency, we then calculate the change, as a percentage, of the current period using the prior period exchange rates versus the prior period. The single quarter results are calculated as the variance between the current year-to-date results less the preceding quarter’s year-to- date which makes the single quarter subject to further foreign exchange fluctuation. This resulting percentage is a non-IFRS measure referring to a change as a percentage at constant currency. These currency-adjusted financial measures are identifiable by the designated term "Constant Currency".

Statement of information	page 3 of 9	February 22, 2023

Balance sheet

	December 31	December 31
in € million, except for net leverage ratio	2022	2021
Assets
Current assets	8,203	7,967
Goodwill and intangible assets	17,310	15,821
Right-of-use assets	4,187	4,316
Other non-current assets	6,054	6,263
Total assets	35,754	34,367

Liabilities and equity
Current liabilities	6,467	7,258
Non-current liabilities	13,838	13,130
Total equity	15,449	13,979
Total liabilities and equity	35,754	34,367

Equity/assets ratio	43%	41%

Debt and lease liabilities
Short-term debt from unrelated parties	665	1,178
Short-term debt from related parties	4	78
Current portion of long-term debt	694	668
Current portion of lease liabilities from unrelated parties	650	640
Current portion of lease liabilities from related parties	24	21
Long-term debt, less current portion	7,171	6,647
Lease liabilities from unrelated parties, less current portion	3,875	3,990
Lease liabilities from related parties, less current portion	130	98
Total debt and lease liabilities	13,213	13,320
Minus: Cash and cash equivalents	(1,274)	(1,482)
Total net debt and lease liabilities	11,939	11,838

Reconciliation of adjusted EBITDA and net leverage ratio to the most directly comparable IFRS financial measures
Net income	895	1,219
Income tax expense	325	353
Interest income	(68)	(73)
Interest expense	360	353
Depreciation and amortization	1,718	1,586
Adjustments[1]	320	125
Adjusted EBITDA	3,550	3,563

Net leverage ratio	3.4	3.3

1 Acquisitions and divestitures made for the last twelve months with a purchase price above a €50 M threshold as defined in the Syndicated Credit Facility (2022: -€22 M; 2021: €13 M), non-cash charges, primarily related to pension expense (2022: €54 M; 2021: €49 M), impairment loss (2022: €120 M; 2021: €38 M) and special items, including costs related to the FME25 Program (2022: €155 M; 2021: €25 M), Net Gain Related to InterWell Health (2022: -€114 M), Humacyte Investment Remeasurement (2022: €103 M), Hyperinflation in Turkiye (2022: €5 M) and the Impacts Related to the War in Ukraine (2022: €19 M).

Balance sheet	page 4 of 9	February 22, 2023

Cash flow statement

	Three months ended December 31,		Twelve months ended December 31,
in € million	2022	2021	2022	2021
Operating activities
Net income	194	303	895	1,219
Depreciation, amortization and impairment loss	495	437	1,838	1,624
Change in working capital and other non-cash items	(89)	(71)	(566)	(354)
Net cash provided by (used in) operating activities	600	669	2,167	2,489
In percent of revenue	12.0%	14.4%	11.2%	14.1%
Investing activities
Purchases of property, plant and equipment and capitalized development costs	(229)	(266)	(724)	(854)
Proceeds from sale of property, plant and equipment	27	(3)	37	25
Capital expenditures, net	(202)	(269)	(687)	(829)
Free cash flow	398	400	1,480	1,660
In percent of revenue	8.0%	8.6%	7.6%	9.4%
Acquisitions and investments, net of cash acquired, and purchases of intangible assets	(19)	(164)	(59)	(434)
Investments in debt securities	(14)	(66)	(106)	(129)
Proceeds from divestitures	4	50	60	52
Proceeds from sale of debt securities	6	26	58	144
Free cash flow after investing activities	375	246	1,433	1,293

Cash flow	page 5 of 9	February 22, 2023

Revenue development

						Same
						market
				Change	Organic	treatment
in € million	2022	2021	Change	at cc	growth	growth[1]
Three months ended December 31,
Total revenue	4,997	4,647	7.5%	2.0%	2.2%
Health Care Services	3,947	3,621	9.0%	2.5%	2.8%	-1.2%
Health Care Products	1,050	1,026	2.3%	0.2%	0.2%
North America	3,529	3,156	11.8%	-0.1%	0.1%
Health Care Services	3,216	2,872	12.0%	0.0%	0.3%	-1.9	% [2]
Health Care Products	313	284	10.0%	-1.7%	-1.7%
EMEA	730	732	-0.2%	2.4%	2.4%
Health Care Services	373	359	4.0%	5.8%	6.2%	0.9%
Health Care Products	357	373	-4.1%	-0.9%	-1.0%
Asia-Pacific	563	552	2.1%	3.0%	3.1%
Health Care Services	251	248	1.4%	4.5%	4.7%	2.5%
Health Care Products	312	304	2.6%	1.8%	1.8%
Latin America	163	195	-16.3%	33.0%	33.9%
Health Care Services	101	135	-25.4%	44.0%	45.4%	-1.3%
Health Care Products	62	60	4.3%	8.2%	8.2%
Corporate	12	12	-14.9%	-19.6%
Health Care Services	6	7	-23.7%	-31.2%
Health Care Products	6	5	0.3%	0.0%

Twelve months ended December 31,
Total revenue	19,398	17,619	10.1%	2.1%	1.6%
Health Care Services	15,418	13,876	11.1%	2.1%	1.4%	-1.4%
Health Care Products	3,980	3,743	6.3%	2.2%	2.1%
North America	13,550	12,088	12.1%	-0.2%	-0.9%
Health Care Services	12,400	11,020	12.5%	0.2%	-0.6%	-2.2	% [2]
Health Care Products	1,150	1,068	7.7%	-4.1%	-4.1%
EMEA	2,851	2,765	3.1%	4.9%	4.7%
Health Care Services	1,456	1,379	5.6%	6.4%	6.2%	0.2%
Health Care Products	1,395	1,386	0.7%	3.4%	3.3%
Asia-Pacific	2,152	2,010	7.1%	4.0%	3.8%
Health Care Services	981	942	4.2%	3.6%	3.3%	2.3%
Health Care Products	1,171	1,068	9.6%	4.3%	4.3%
Latin America	797	703	13.4%	25.9%	26.6%
Health Care Services	553	499	10.7%	30.8%	31.7%	-1.4%
Health Care Products	244	204	19.9%	14.0%	14.1%
Corporate	48	53	-9.4%	-15.0%
Health Care Services	28	36	-22.0%	-29.9%
Health Care Products	20	17	18.0%	17.6%

[1]	Same market treatment growth = organic growth less price effects.

[2]	U.S. (excl. Mexico), same market treatment growth North America: -2.3% for the three and the twelve months ended December 31, 2022.

Revenue development	page 6 of 9	February 22, 2023

Key metrics Dialysis Care Services

	Twelve months ended December 31, 2022
		Growth			Growth		Growth
	Clinics	in %	De novos	Patients	in %	Treatments	in %
Total	4,116	-1%	41	344,687	0%	52,310,131	-1%
North America	2,683	0%	22	208,310	0%	31,788,799	-2%
EMEA	795	-3%	6	66,063	1%	9,941,735	1%
Asia-Pacific	395	-2%	11	34,001	1%	4,844,563	2%
Latin America	243	-3%	2	36,313	-1%	5,735,034	-3%

Key metrics	page 7 of 9	February 22, 2023

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures for comparability with the Company´s outlook

			Net Gain
			Related to	Humacyte			Results 2022			Results 2021
	Results		InterWell	Investment		Hyperinflation	excl. special	Results		excl. special	Results excl. special items
in € million, except share data	2022	FME25 Program	Health[1]	Remeasurement	Ukraine War[2]	in Turkiye	items	2021	FME25 program	items	Change	Change at cc
Three months ended December 31,
Total revenue	4,997						4,997	4,647		4,647	7.5%	2.0%
EBITDA	847	53	(1)	24	(3)	(1)	919	886	5	891	3.1%	-4.8%
Total operating income	352	95	0	24	25	(1)	495	449	43	492	0.7%	-7.7%
North America	363	45	0	24	—	—	432	402	23	425	1.7%	-8.5%
EMEA	87	23	—	—	(4)	(1)	105	77	13	90	16.1%	17.6%
Asia-Pacific	85	0	—	—	—	—	85	94	—	94	-8.9%	-7.6%
Latin America	8	2	—	—	—	—	10	(2)	—	(2)	n.a.	n.a.
Corporate	(191)	25	—	—	29	0	(137)	(122)	7	(115)	18.8%	16.8%
Interest expense, net	75						75	67		67	12.9%	1.4%
Income tax expense	83	25	(1)	6	(1)	—	112	79	9	88	28.8%	27.7%
Net income attributable to noncontrolling interests	55						55	74		74	-27.0%	-34.6%
Net income[3]	139	70	1	18	26	(1)	253	229	34	263	-3.9%	-14.0%
Basic earnings per share	€0.47	€0.24	€0.00	€0.06	€0.09	€0.00	€0.86	€0.78	€0.12	€0.90	-4.0%	-14.1%

Twelve months ended December 31,
Total revenue	19,398						19,398	17,619		17,619	10.1%	2.1%
EBITDA	3,350	155	(114)	103	19	5	3,518	3,476	25	3,501	0.5%	-7.4%
Total operating income	1,512	204	(56)	103	49	5	1,817	1,852	63	1,915	-5.1%	-12.6%
North America	1,476	81	(56)	103	—	—	1,604	1,644	29	1,673	-4.1%	-14.1%
EMEA	256	37	—	—	20	6	319	309	13	322	-1.2%	2.0%
Asia-Pacific	340	1	—	—	—	—	341	350	—	350	-2.6%	-2.9%
Latin America	24	5	—	—	—	—	29	12	—	12	141.3%	92.1%
Corporate	(584)	80	—	—	29	(1)	(476)	(463)	21	(442)	7.5%	3.1%
Interest expense, net	292						292	280		280	4.3%	-5.3%
Income tax expense	325	55	(19)	27	2	—	390	353	14	367	6.6%	0.5%
Net income attributable to noncontrolling interests	222						222	250		250	-11.5%	-21.1%
Net income[3]	673	149	(37)	76	47	5	913	969	49	1,018	-10.4%	-17.3%
Basic earnings per share	€2.30	€0.50	-€0.13	€0.26	€0.16	€0.02	€3.11	€3.31	€0.17	€3.48	-10.5%	-17.4%

1 Remeasurement gain of the investment, prior to the transaction, in InterWell Health LLC, the impairment of certain long-lived assets belonging to Acumen Physician Solutions, LLC which was transferred to InterWell Health as part of the transaction and certain transaction-related costs.

2 Bad debt expense in Russia and Ukraine and the impairment of a production plant and associated machines resulting from economic sanctions imposed on Russia, which negatively impacted our supply chain to the country, as a result of the Ukraine War.

3 Attributable to shareholders of FMC AG & Co. KGaA.

Reconciliation results excl. special items	page 8 of 9	February 22, 2023

Outlook 2023

Outlook 2023
	Results 2022	(at Constant Currency)
Revenue[1]	€19,398 M	low to mid-single digit percentage rate growth
Operating income[1]	€1,540 M	flat to high-single digit percentage rate decline

1 Outlook 2023 is based on the assumptions outlined in the earnings release for the fourth quarter and full year of 2022 and excludes special items. Special items include further costs related to the FME25 program and other effects that are unusual in nature and have not been foreseeable or not foreseeable in size or impact at the time of giving guidance. The growth rates are based on the results 2022 excluding the costs related to the FME25 program (€204 M for operating income), Net Gain Related to InterWell Health (-€56 M for operating income), Humacyte Investment Remeasurement (€103 M for operating income), Hyperinflation in Turkiye (€5 M for operating income) and the Impacts Related to the War in Ukraine (€49 M for operating income). Additionally, the results 2022 were adjusted for the Provider Relief Funding (-€277 M for operating income).

Outlook 2023	page 9 of 9	February 22, 2023